UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

533535100

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533535100

1.	Names of Reporting Persons STEVEN W. HART

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 2,109,112 (i), (ii), (iii), (iv)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,109,112 (i), (ii), (iii), (iv)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,112 (ii), (iii), (iv)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 8.3% (v)

12.	Type of Reporting Person (See Instructions) IN

(i) Back to School Acquisition, LLC (“Stonington”), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders’ Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC (“FMRCP”) and the issuer (the “FMRCP Stockholders’ Agreement”). The Reporting Person may be deemed the beneficial owner of shares of Common Stock held by FMRCP by virtue of his ownership of membership interests in and/or position as President of Hart Capital LLC (“Hart Capital”), the managing member of FMRCP. Pursuant to the FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The Reporting Person directly owns 4,512 shares of Common Stock. Stonington is party to a Stockholders’ Agreement, dated as of June 22, 2005, with the Reporting Person, the Steven W. Hart 2003 Grantor Retained Annuity Trust (which terminated by its own terms on December 24, 2005) and the issuer (the “Non-FMRCP Stockholders’ Agreement”). Pursuant to the Non-FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the Reporting Person.

(iii) Does not include 10,364 shares of Common Stock held in trusts for the benefit of the Reporting Person’s children, as to which Mr. Hart’s wife serves as sole trustee, and 2,000 shares held by Mr. Hart’s wife, as to which he disclaims beneficial ownership.

(iv) The amount listed also includes 2,104,600 shares of Common Stock held by FMRCP. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by FMRCP.

(v) The percentage is based upon the number of shares of Common Stock outstanding at November 4, 2008 (25,458,821) as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2008. The calculation assumes the exercise of all options to purchase shares of Common Stock beneficially owned by the Reporting Person.

CUSIP No. 533535100

1.	Names of Reporting Persons HART CAPITAL LLC EIN: 06-1514456

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 2,104,600 (i), (ii)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,104,600 (i), (ii)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,104,600 (ii), (iii), (iv)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 8.3% (v)

12.	Type of Reporting Person (See Instructions) CO

(i) Back to School Acquisition, LLC (“Stonington”), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders’ Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC (“FMRCP”) and the issuer (the “FMRCP Stockholders’ Agreement”). The Reporting Person is the managing member of FMRCP. Pursuant to the FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The amount listed includes shares of Common Stock held directly by FMRCP, of which the Reporting Person may be deemed the beneficial owner by virtue of its position as managing member of FMRCP. These shares are also reported by Mr. Steven W. Hart under shared voting power and shared dispositive power on Page 2 of this Schedule 13G. The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

(iii) The percentage is based upon the number of shares of Common Stock outstanding at November 4, 2008 (25,458,821) as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2008.

CUSIP No. 533535100

1.	Names of Reporting Persons FIVE MILE RIVER CAPITAL PARTNERS LLC EIN: 06-1556163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 2,104,600 (i), (ii)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 2,104,600 (i), (ii)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,104,600 (ii), (iii), (iv)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 8.3% (v)

12.	Type of Reporting Person (See Instructions) CO

(i) Back to School Acquisition, LLC (“Stonington”), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders’ Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC (“FMRCP”) and the issuer (the “FMRCP Stockholders’ Agreement”). The Reporting Person is the managing member of FMRCP. Pursuant to the FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The amount listed includes shares of Common Stock held directly by FMRCP, of which the Reporting Person may be deemed the beneficial owner by virtue of its position as managing member of FMRCP. These shares are also reported by Mr. Steven W. Hart under shared voting power and shared dispositive power on Page 2 of this Schedule 13G. The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

(iii) The percentage is based upon the number of shares of Common Stock outstanding at November 4, 2008 (25,458,821) as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2008.

Item 1.
	(a)	Name of Issuer Lincoln Educational Services Corporation
	(b)	Address of Issuer’s Principal Executive Offices 200 Executive Drive, Suite 340, West Orange, New Jersey 07052

Item 2.
	(a)	Name of Person Filing Steven W. Hart
	(b)	Address of Principal Business Office or, if none, Residence 131 Rowayton Avenue, Rowayton, Connecticut 06583
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 533535100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,109,112
(b) Percent of class: 8.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote 2,109,112
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of 2,109,112

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit 1 attached hereto.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009	FIVE MILE RIVER CAPITAL PARTNERS LLC

By: Hart Capital LLC, its Managing Member

By: /s/ Steven W. Hart Name: Steven W. Hart Title: President

HART CAPITAL LLC

By: /s/ Steven W. Hart Name: Steven W. Hart Title: President

/s/ Steven W. Hart Steven W. Hart, individually

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 533535100

Exhibit 1

Name	Number of Shares of Common Stock Beneficially Owned

Five Mile River Capital Partners LLC 131 Rowayton Avenue Rowayton, CT 06583	2,104,600

Hart Capital LLC 131 Rowayton Avenue Rowayton, CT 06583	2,104,600

Steven W. Hart c/o Hart Capital LLC 131 Rowayton Avenue Rowayton, CT 06583	2,109,112

CUSIP No. 533535100

Exhibit 2

JOINT FILING AGREEMENT

Steven W. Hart, Hart Capital LLC, a Delaware limited liability company, and Five Mile River Capital Partners LLC, a Delaware limited liability company, each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock of Lincoln Educational Services Corporation is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby executes this Agreement as of the date set forth below.

Dated: February 6, 2009	FIVE MILE RIVER CAPITAL PARTNERS LLC By: Hart Capital LLC, its Managing Member
By: /s/ Steven W. Hart Name: Steven W. Hart Title: President
HART CAPITAL LLC
By: /s/ Steven W. Hart Name: Steven W. Hart Title: President

/s/ Steven W. Hart Steven W. Hart, individually